FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2007

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on March 9, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: March 12, 2007	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Senior Executive Officer

(Translation)

March 9, 2007

Press Release:

Company Name:	Komatsu Ltd.
Representative:	Masahiro Sakane
Representative Director and President
Code No.:	6301
Listing:	First sections of the Tokyo Stock Exchange and Osaka Securities Exchange
Name and Title of Contact Person:
Tadashi Okada
General Manager of
Corporate Communications Dept.
Telephone Number:	03-5561-2616

Re: Japanese Securities and Exchange Surveillance Commission’s Recommendation for a Payment Order of Administrative Surcharge

As already announced in a release of February 23, 2007 entitled “Re: Komatsu’s Redemption of Its Own Shares in 2005”, Komatsu Ltd. (President & CEO: Masahiro Sakane) was under investigation by the Japanese Securities and Exchange Surveillance Commission (“SESC”) in relation to Komatsu’s redemption in July, 2005 of some of its own shares from the market (see below for details). The SESC announced today that, pursuant to Paragraph 1, Article 20 of the Financial Services Agency Establishment Act, it recommended to the Prime Minister and to the Commissioner of the Financial Services Agency to issue a payment order of administrative surcharge based on the fact that Komatsu’s conduct constituted a violation of Japan’s Securities and Exchange Law.

Komatsu hereby sincerely apologizes to the shareholders, investors and all other stakeholders concerned for any anxiety or inconvenience caused by this misconduct. Komatsu takes this event very seriously and will vigorously pursue preventive measures against recurrence, including enhancement of its relevant procedures and personnel training.

1. Factual Details and Reason for the Recommendation

Komatsu redeemed 1,700,000 shares of its own common stock from the market during the period from July 4 through July 19, 2005, by depositing the funds required for the redemptions in advance with a trust bank that would redeem the shares under certain prescribed conditions. On July 13, 2005, in the midst of the redemption period, Komatsu publicly announced the dissolution of one of its subsidiaries whose main features are described in the below. The dissolution of a subsidiary is considered a “material fact” under the relevant law and there is no de minimis exemption. Therefore, Komatsu’s redemption of its own shares before the disclosure of its subsidiary’s dissolution constitutes a violation of Paragraph 1, Article 166 of Japan’s Securities and Exchange Law which prohibits insider trading.

Main Features of Dissolved Subsidiary

Corporate Name:	Komatsu Finance (Netherlands) B.V. (“KFN”)

Establishment:	May, 1987

Equity Capital:	€138,000 (Approx. ¥20 million), 100% owned by Komatsu Ltd.

Total assets:	€3,474,000 (Approx. ¥500 million) as of March 31, 2005

Line of business:	Fundraising and financing for Komatsu Group companies in Europe.

Reasons for dissolution:	Due to the transfer of KFN’s aforementioned functions to Komatsu Europe Coordination Center N.V. (another wholly owned Komatsu subsidiary based in Belgium), KFN ceased its operational activities in substance and Komatsu had no plans to utilize KFN for other purposes.

2. Details of the Recommendation

The amount of administrative surcharge which the SESC recommends to be paid, in accordance with Japan’s Securities and Exchange Law:

¥43.78 million (Approx. $370,000)